[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]

Atlanta
Beijing
Brussels
Hong Kong
London
Los Angeles
Milan
New York
Orange County
Palo Alto
Paris
San Diego
San Francisco
Shanghai
Stamford
Tokyo
Washington, DC

(212) 318-6275
rachaelschwartz@paulhastings.com

January 13, 2010                                                     43490.00001

Ms. Laura E. Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:      The GAMCO Westwood Funds (the "Trust")
         Post-Effective Amendment No. 36 to the Registration Statement on Form N-1A (033-06790)

Dear Ms. Hatch:

         This letter responds to your comments communicated by telephone on January 4, 2010, with respect to the Post-Effective Amendment No. 36 to the Registration Statement on Form N-1A (the `Registration Statement") of the Company that was filed with the Securities and Exchange Commission (the "SEC") on November 25, 2009 (accession number 0000950123-09-065970), with respect to the GAMCO Westwood Mighty Mites Fund, the GAMCO Westwood SmallCap Equity Fund, the GAMCO Westwood Income Fund, the GAMCO Westwood Equity Fund, the GAMCO Westwood Balanced Fund and the GAMCO Westwood Intermediate Bond Fund (each, a "Fund" and together, the "Funds"), the six series of the Trust.

         In addition, in connection with this filing, the Trust hereby states the following:

         1. The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

         2. The Trust acknowledges that the Staff's comments, and changes in disclosure in response to the Staff's comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

         3. The Trust represents that neither it nor its management will assert the Staff's comments or changes in disclosure in response to the Staff's comments as a defense in any action or proceeding by the SEC or any person.

January 13, 2010
Page 2


         The Trust's responses to your comments are reflected below. For comments that applied to both the Class AAA Shares prospectus and the Class ABCI Prospectus, we have only addressed the comment once. We have restated the substance of your comments for your ease of reference.

Comment#1 - Investment Objective (GAMCO Westwood Income Fund): You have requested that we move the second sentence to the "Principal Investment Strategies" section.

         Response#1: We have made this change.

Comment#2 - Fees and Expenses of the Fund: You have requested that we add a space between the "Exchange Fee" and "Annual Fund Operating Expenses" in the Fee Table for each Fund.

         Response#2: We have added this space.

Comment#3 - Fees and Expenses of the Fund (GAMCO Westwood SmallCap Equity Fund, the GAMCO Westwood Income Fund and the GAMCO Westwood Intermediate Bond Fund):
You have requested that we delete the references to the Custodian Fee Credits in the Fee Table and in the footnote to the Fee Table.

         Response#3: We have deleted these references.

Comment#4 - Fees and Expenses of the Fund (GAMCO Westwood SmallCap Equity Fund, the GAMCO Westwood Income Fund and the GAMCO Westwood Intermediate Bond Fund):
You have noted that the Fund may only show the fee waiver and expense reimbursement in the Fee Table if there is a contractual expense limitation for at least one year that may not be terminated unilaterally by the Adviser.

         Response#4: We have clarified the disclosure in the footnote to the Fee Table for each of the above-referenced Funds to explain that the contractual expense limitation is in effect for a year and may not be terminated by the Fund or the Adviser during that time.

         The GAMCO Westwood SmallCap Equity Fund Class AAA Shares Prospectus now reads as follows:

                  "The Adviser has contractually agreed to waive its investment advisory fees and/or reimburse expenses of the SmallCap Equity Fund to the extent necessary to maintain the Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement (excluding brokerage, acquired fund fees and

January 13, 2010
Page 3


         expenses, interest, taxes and extraordinary expenses) at no more than 1.50%. The fee waiver and expense reimbursement arrangement will continue until at least january 31, 2011, and may not be terminated by the fund or the Adviser before such time. Thereafter, this arrangement may only be terminated or amended to increase the expense cap as of january 31 of each calendar year, provided that in the case of a termination by the Adviser, the Adviser will provide the board with written notice of its intention to terminate the arrangement prior to the expiration of its then current term."

Comment#5 - Expense Example: You have noted that certain of the numbers in the Expense Examples are incorrect and should be recalculated.

         Response#5: We will recalculate and restate these numbers as necessary.

Comment#6 - Principal Investment Strategies: You have noted that certain of the Funds have included foreign securities risk as a principal risk, but do not specifically mention whether they invest in foreign securities in the "Principal Investment Strategies" section. You have requested that we add disclosure with respect to any investment in foreign securities in the "Principal Investment Strategies" section of each Prospectus for those Funds that include foreign securities risk disclosure.

         Response#6: We have added such disclosure.

Comment#7 - Principal Investment Strategies: You have requested that we delete the disclosure regarding temporary defensive investments from the principal investment strategies if they are not principal investment strategies. In addition, you have requested that we disclose whether these temporary defensive investments are short-term and liquid investments.

         Response#7: We have deleted such disclosure from the "Principal Investment Strategies" in the summary section. We have kept the discussion of the temporary defensive investments in "Additional Information about the Funds' Investment Objectives, Investment Strategies and Related Risks" and have added disclosure that these investments are short-term and liquid investments.

Comment#8 - Principal Investment Strategies (GAMCO Westwood SmallCap Equity
Fund): You have requested that after the second sentence we add a discussion of how often the Adviser may change its characterization of a small capitalization company.

         Response#8: We have revised the second sentence as follows:

                  "The Adviser characterizes small capitalization companies as those companies with a market capitalization (defined as shares outstanding times current market price) between $100 million and $2.5 billion at the time of the Fund's initial

January 13, 2010
Page 4


investment. The Adviser may change this characterization at any time in the future based upon the market capitalizations of the securities included in the Russell 2000(R) Index."

Comment#9 - Performance: You have requested that we delete the third sentence in the paragraph before the bar chart.

         Response#9: We have deleted this sentence.

Comment#10 - Performance (GAMCO Westwood Income Fund): You have requested that we delete the second and third sentences in the text before the bar chart with respect to the historic performance of the Fund (when the Fund had a different investment objective and strategies).

         Response#10: We respectfully disagree with Comment #10 and propose to leave the disclosure unchanged. The performance information shown in the prospectuses for this Fund prior to 2006 reflects results achieved prior to changes effected in 2005 to this Fund's investment objective and strategies. Before such changes in 2005, the Fund was named the "Westwood Realty Fund" and invested primarily in companies that engaged in real estate. After a successful proxy solicitation in 2005, this Fund was renamed "Westwood Income Fund" (eventually the "GAMCO Westwood Income Fund") and the investment objective and strategies were changed to allow this Fund to investment primarily in income producing equity and fixed income securities. Thus, the performance information prior to 2006 was achieved pursuant to a different investment objective and strategies and does not correspond to the performance information shown after 2006, which reflects the Fund's current investment objective and strategies. We believe that without the current explanation of these historic events, the performance information as shown would be materially misleading to Fund investors and could subject the Fund to "prospectus liability" under the Securities Act of 1933.

Comment#11 - Performance: You have requested that we delete the second sentence of the text after the performance table regarding "Return After Taxes on Distribution and Sale of Fund Shares" if it is not applicable for the Funds.

         Response#11: If this disclosure is not applicable for a particular Fund, we will remove it as appropriate.

Comment#12 - Performance (Class ABCI Prospectus): You have requested that we present footnote 1 to the performance table in paragraph form (and not as a footnote). You have also requested that we conform the third, fourth and fifth sentences of said footnote to reflect the actual language set forth in Item 4, instruction 3(b) of Form N-1A. In addition, you have asked that we disclose the inception dates for Class A, Class B, Class C and Class I Shares in the performance table as opposed to the text below the performance table.

January 13, 2010
Page 5


         Response#12: We have made these changes. The text below the performance table for the GAMCO Westwood Mighty Mites Fund now reads:

                  "The returns shown for Class A, Class B, Class C, and Class I Shares prior to their actual inception dates are those of the Class AAA Shares of the Mighty Mites Fund which are not offered in this Prospectus (the "Class AAA Shares"). All Classes of the Mighty Mites Fund would have substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the Classes do not have the same expenses."

Comment#13 - Purchase and Sale of Fund Shares: You have noted that we may not split the purchase and sale disclosure and only provide the minimum initial investment information for each Fund in its summary section and then provide common information at the end of all of the Funds' summary sections. You have requested that we provide the purchase and sale information for each Fund in its summary section. You have also requested that we condense the information relating to how to purchase and sell shares of the Funds, in accordance with the requirements of Item 6 of Form N-1A.

         Response#13:  We have made these changes.

Comment#14- Purchase and Sale of Fund Shares: You have requested that we delete the last sentence in this section referring shareholders to additional information on purchasing and redeeming shares in the statutory prospectus.

         Response#14:  We have deleted this sentence.

Comment#15 - Financial Highlights: You have noted that we may not include Custodian Fee Credits in the headings entitled "Operating Expenses Before Waivers/Reimbursements/Reductions." You have noted that we may include a footnote to explain any Custodian Fee Credits, if applicable.

         Response#15: We have removed all references to Custodian Fee Credits in the headings of the Financial Highlights section for each Fund and have added explanatory footnotes as necessary.

Comment#16 - Investment Restrictions (Statement of Additional Information): You have noted that the last sentence of Investment Restriction #16 should be deleted.

         Response#16:  We have deleted this sentence.

January 13, 2010
Page 6


Should you have any questions regarding the foregoing, please do not hesitate to contact me at the number listed above. Thank you.


Very truly yours,

/s/ Rachael L. Schwartz
Rachael L. Schwartz
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:      Bruce N. Alpert                   Arlene Lonergan
         Teton Advisors, Inc.              PNC Global Investment Servicing

         Peter D. Goldstein                Christopher J. Tafone
         Teton Advisors, Inc.              Paul, Hastings, Janofsky & Walker LLP

         Agnes Mullady                     Helen Robichaud
         Teton Advisors, Inc.              PNC Global Investment Servicing